                                                               EXHIBIT (a)(1)(A)


                           Offer to Purchase for Cash

                                       by

                          Document Sciences Corporation

                                      up to

                      6,000,000 Shares of its Common Stock

                                       at

                               $2.00 Net Per Share

--------------------------------------------------------------------------------
          THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
            AT 5:00 P.M., CALIFORNIA TIME, ON FRIDAY, MARCH 23, 2001,
                          UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

        Document Sciences Corporation, a Delaware corporation, invites its stockholders to tender up to 6,000,000 shares of its common stock, $0.001 par value per share, for purchase by us at a price of $2.00 per share, net to the seller in cash, without interest.

        Our offer is being made upon the terms and subject to the conditions described in this Offer to Purchase and the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute this offer.

        Subject to the "odd lot" priority, if the offer is over-subscribed, the proration provisions described in this Offer to Purchase will be followed, and any shares not purchased in the offer will be returned as promptly as practicable following the expiration date. See "Section 1. Terms of the Offer; Expiration Date."

        We reserve the right, in our sole discretion, to purchase more than 6,000,000 shares pursuant to the offer. If we increase the number of shares sought in the offer, we will extend the expiration date of the offer as required by the rules and regulations of the Securities and Exchange Commission.

        This offer is not conditioned on any minimum number of shares being tendered. However, this offer is subject to certain other conditions. See "Section 11. Certain Conditions to the Offer."

        Our shares are listed and traded on the Nasdaq National Market System under the symbol "DOCX." On February 15, 2001, the last full trading day before the announcement of the offer, the last reported sale price of our shares on the Nasdaq National Market System was $1.69. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See "Section 7. Price Range of Shares; Dividends."

        Neither Document Sciences, our Board of Directors nor the Special Committee of the Board of Directors formed to handle all matters related to this offer, makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should consider our reasons for making this offer, including the current market price of our common stock and our desire to reduce the ownership interest of our principal stockholder, Xerox Corporation. See "Section 2. Purpose of the Offer:
Certain Effects of the Offer." Our directors and executive officers have advised us that they do not intend to tender any shares owned by them in the offer.

Xerox Corporation, on the other hand, has agreed to tender all of the shares of our common stock it currently owns (the "Xerox Shares") in the offer on the condition that in no event will we accept for payment Xerox Shares that would cause Xerox's ownership interest in Document Sciences, following completion of the offer, to be less than 19.9%. Since Xerox currently owns 6,754,500 shares, the number of shares which you tender in the offer likely will be subject to reduction through the proration procedures described in this Offer to Purchase, and this will likely be true even if we decide to increase the number of shares which we offer to purchase pursuant to the offer.

        If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Sections 1 and 4 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to U.S. Stock Transfer Corporation, the Depositary. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the nominee if you desire to tender your shares and request that the nominee tender your shares for you.

        Any stockholder who desires to tender shares and whose certificates for the shares are not immediately available, or cannot be delivered to the Depositary, or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary by the expiration of the offer, must tender the shares pursuant to the guaranteed delivery procedure set forth in Section 4.

        You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase.

        We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in this offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with this offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon it as having been authorized by us.





                                February 16, 2001

                           FORWARD LOOKING STATEMENTS

        This Offer to Purchase, including the Summary Term Sheet, the Introduction, and Section 2, contains statements that are not historical facts and constitute projections, forecasts or forward-looking statements. When we use words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "should" or similar expressions, or when we discuss our strategy or plans, we are making projections, forecasts or forward-looking statements. These statements are not guarantees of performance. They involve risks, uncertainties and assumptions that could cause our future results and shareholder value to differ materially from those expressed in these statements. Many of the factors that will determine these results and value are beyond our ability to control or predict. These statements are necessarily based upon various assumptions involving judgments with respect to the future. These risks and uncertainties include, among others:

        - national, international, regional and local economic, competitive and regulatory conditions and developments;

        -       the market for document automation software;

        - market acceptance of our existing products and introduction of new products and enhancements to existing products;

        -       continued expansion of our professional services;

        -       maintaining our relationships with Xerox;

        - possible delisting from the Nasdaq National Market or transfer of our listing to the NASDAQ SmallCap Market; and

        - other uncertainties, all of which are difficult to predict and many of which are beyond our control.

These risks and uncertainties are further discussed in more detail in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and in Section 2.

                                TABLE OF CONTENTS

SUMMARY TERM SHEET ............................................................................       1

INTRODUCTION ..................................................................................       4

THE OFFER .....................................................................................       6

        1.  Terms of the Offer; Expiration Date ...............................................       6

        2.  Purpose of the Offer; Certain Effects of the Offer ................................       8

        3.  Acceptance for Payment and Payment for Shares .....................................      10

        4.  Procedures for Tendering Shares ...................................................      11

        5.  Withdrawal Rights .................................................................      13

        6.  Certain U.S. Federal Income Tax Consequences ......................................      14

        7.  Price Range of Shares; Dividends ..................................................      17

        8.  Source and Amount of Funds ........................................................      18

        9.  Certain Information Concerning Us .................................................      18

        10. Fees and Expenses .................................................................      20

        11. Certain Conditions to the Offer ...................................................      20

        12. Extension of the Offer; Termination; Amendments ...................................      21

        13. Certain Legal Matters; Regulatory Approvals .......................................      22

        14. Interests of Directors and Officers and Principal Stockholders, Transactions
            and Arrangements Concerning Shares ................................................      22

        15. Miscellaneous .....................................................................      24

                               SUMMARY TERM SHEET

        Document Sciences Corporation, a Delaware corporation, is offering to purchase up to 6,000,000 shares of its outstanding common stock for $2.00 per share, net to you in cash. The following are some of the questions that you, as a stockholder of Document Sciences Corporation, may have and answers to those questions. This summary highlights the most material information from this Offer to Purchase. To understand the offer fully and for a more complete description of the terms of the offer, you should read carefully this entire Offer to Purchase and the Letter of Transmittal. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

                      WHAT SECURITIES IS DOCUMENT SCIENCES
                         OFFERING TO PURCHASE? (PAGE 6)

        We are offering to purchase 6,000,000 shares of our common stock, or any lesser number of shares that stockholders properly tender in the offer. If more than 6,000,000 shares are tendered, and we do not elect to increase the number that we will purchase, all shares tendered will be purchased on a pro rata basis, except for "odd lots" which will be purchased on a priority basis. Since Xerox has agreed to tender all 6,754,500 of our shares which it owns, on the condition that in no event will we accept for payment any of these shares that would cause its ownership interest in Document Sciences, following completion of the offer, to be less than 19.9%, the number of shares you tender likely will be reduced pursuant to the proration procedures.

                       HOW MUCH WILL DOCUMENT SCIENCES PAY
           ME FOR MY SHARES AND WHAT IS THE FORM OF PAYMENT? (PAGE 6)

        Stockholders whose shares are purchased in the offer will be paid the purchase price of $2.00 per share, net in cash, without interest, as soon as practicable after the expiration of the offer. Under no circumstances will we pay interest on the purchase price, including but not limited to by reason of any delay in making payment.

                    DOES DOCUMENT SCIENCES HAVE THE FINANCIAL
                   RESOURCES TO PAY ME FOR MY SHARES? (PAGE 8)

        We currently have cash, cash equivalents and short-term investments of approximately $18.6 million, more than enough to fund the purchase of all shares in this offer.

                    WHEN DOES THE OFFER EXPIRE? CAN DOCUMENT
                SCIENCES EXTEND THE OFFER AND, IF SO, HOW WILL I
                             BE NOTIFIED? (PAGE 21)

        The offer expires Friday, March 23, 2001 at 5:00 p.m., California time, unless it is extended by Document Sciences.

        -       Yes, Document Sciences may extend the offer at any time.

        - We cannot assure you that the offer will be extended or, if extended, for how long.

        - If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period.

                   WHAT IS THE PURPOSE OF THE OFFER? (PAGE 8)

        - This offer allows stockholders an opportunity to exit at least a portion of their investment in our shares on potentially more favorable terms than would otherwise be available. However, stockholders who choose not to tender their shares may also benefit from this offer. Non-tendering stockholders will own a greater interest in a company with a potentially stronger earnings per share growth rate.

        - We also want to reduce Xerox's ownership interest in our company to substantially less than 50%. Xerox currently owns approximately 62%. In addition to shares owned by Xerox which are purchased pursuant to this offer, we have obtained an option from Xerox to purchase up to 2,000,000 additional shares at the same price per share, except that the purchase price will be represented by one or two promissory notes. The option to purchase the additional shares may be exercised to the extent it does not cause Xerox's ownership interest in Document Sciences, following the purchase, to be less than 19.9%. See "Section 2. Purpose of the Offer; Certain Effects of the Offer."

             WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?
                                    (PAGE 20)

        Document Sciences' obligation to accept for payment, purchase or pay for any shares tendered depends on a number of conditions, including:

        - No significant decrease in the price of our common stock or in the price of equity securities generally, or any adverse change in the U.S. equity or credit markets, shall have occurred during this offer.

        - No legal action shall have been threatened, pending or otherwise taken that might adversely affect the offer.

        - No one shall have proposed, announced or made a tender or exchange offer (other than this offer), merger, business combination or other similar transaction involving Document Sciences.

        - No material change in the business, condition (financial or otherwise), assets, income, operations or prospects of Document Sciences shall have occurred during this offer.

                      HOW DO I TENDER MY SHARES? (PAGE 11)

        -       If you decide to tender your shares you must either:

        - deliver your shares by mail, physical delivery or book-entry transfer and deliver a completed and signed Letter of Transmittal to the Depositary before 5:00 p.m., California time, on Friday, March 23, 2001; or

        - if your share certificates are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure before 5:00 p.m., California time, on Friday, March 23, 2001.

        - If you have any questions, you should contact the Information Agent or your broker for assistance.

                    UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY
                           TENDERED SHARES? (PAGE 13)

        You may withdraw your tendered shares at any time before 5:00 p.m., California time, on Friday, March 23, 2001 and, unless already accepted for payment by Document Sciences, at any time after 12:00 midnight, California time, on Friday, April 13, 2001.

                IN WHAT ORDER OF PRIORITY WILL TENDERED SHARES BE
              PURCHASED? WILL TENDERED SHARES BE PRORATED? (PAGE 6)

        - First, we will purchase shares from all holders of "odd lots" of less than 100 shares who properly tender all of their shares.

        - Second, after purchasing all shares from the "odd lot" holders, we will then purchase shares from all other stockholders who properly tender shares, on a pro rata basis, subject to the conditional tender provisions described in "Section 1. Terms of the Offer; Expiration Date."

        - Since Xerox has agreed to tender all of its shares, on the condition that in no event will we accept for payment any shares that would cause its ownership interest in Document Sciences, following completion of the offer, to be less than 19.9%, unless we significantly increase the number of shares we are willing to purchase pursuant to the offer or very few stockholders tender their shares, all of the shares that you tender in the offer likely will not be purchased unless you are an "odd lot" holder, and those not purchased will be returned to you as soon as practicable following expiration of the offer.

                   WHAT DO DOCUMENT SCIENCES AND ITS BOARD OF
                     DIRECTORS THINK OF THE OFFER? (PAGE 10)

        - Neither Document Sciences, our Board of Directors nor the Special Committee of the Board of Directors formed to handle all matters related to this offer makes any recommendation to you as to whether to tender or refrain from tendering your shares.

        - You must decide whether to tender your shares and, if so, how many shares to tender.

        - Our directors and executive officers have advised us that they do not intend to tender any shares they own in the offer.

             WHAT IS THE RECENT MARKET PRICE OF MY SHARES? (PAGE 17)

        - On February 15, 2001, the last full trading day before the announcement of the offer, the last reported sale price of the shares on the Nasdaq National Market System was $1.69.

        - Stockholders are urged to obtain current market quotations for their shares.

          WHO DO I CONTACT IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

        For additional information or assistance, you may contact the Information Agent:

                           MALCON PROXY ADVISORS, INC.
                               130 William Street
                                    4th Floor
                               New York, NY 10038
                  Banks and Brokers Call Collect (212) 619-4565
                    All Others Call Toll Free (800) 475-9320

To the Holders of Common Stock
of Document Sciences Corporation:

                                  INTRODUCTION

        Document Sciences Corporation, a Delaware corporation, invites its stockholders to tender shares of its common stock, $0.001 par value per share, for purchase by Document Sciences. Document Sciences is offering to purchase up to 6,000,000 of its outstanding shares at $2.00 per share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. Document Sciences reserves the right, in its sole discretion but subject to any applicable legal requirements, to purchase more than 6,000,000 shares pursuant to the offer.

        THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "SECTION 11. CERTAIN CONDITIONS TO THE OFFER."

        EACH STOCKHOLDER MUST MAKE SUCH HOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. BECAUSE THE BOARD OF DIRECTORS BELIEVES THAT THE ATTRACTIVENESS OF THE OFFER FOR EACH INDIVIDUAL STOCKHOLDER WILL DEPEND UPON THAT HOLDER'S OWN INVESTMENT PROFILE AND OBJECTIVES AND OTHER CIRCUMSTANCES, NEITHER DOCUMENT SCIENCES, THE BOARD OF DIRECTORS NOR THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS FORMED TO HANDLE ALL MATTERS RELATED TO THIS OFFER MAKES ANY RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER ANY OR ALL OF SUCH HOLDER'S SHARES PURSUANT TO THE OFFER.

        In making your decision, you should consider our reasons for making this offer, including the current market price of our common stock and our desire to reduce the ownership interest of our principal stockholder, Xerox Corporation. See "Section 2. Purpose of the Offer; Certain Effects of the Offer." Our directors and executive officers have advised us that they do not intend to tender any shares in the offer. Xerox Corporation, on the other hand, has agreed to tender all the Xerox Shares in the offer on the condition that in no event will we accept for payment Xerox Shares that would cause Xerox's ownership interest in Document Sciences, following completion of the offer, to be less than 19.9%. Since Xerox currently owns 6,754,500 shares, unless you are an "odd lot" holder the number of shares which you tender likely will be subject to reduction through the proration procedures described in this Offer to Purchase, and this will likely be true even if we decide to increase the number of shares which we purchase pursuant to the offer.

        As of February 15, 2001, there were 10,858,234 shares issued and outstanding. The 6,000,000 shares which Document Sciences is offering to purchase in the offer represent approximately 55% of the shares outstanding as of February 15, 2001.

        If before the expiration date (as described in Section 1), more than 6,000,000 shares, or such greater number of shares as Document Sciences may decide to purchase, are validly tendered and not properly withdrawn, Document Sciences will, upon the terms and subject to the conditions of the offer, accept shares for purchase, on a pro rata basis (subject to the "odd lot" priority), from all shares validly tendered and not properly withdrawn. See "Section 1. Terms of the Offer; Expiration Date." All shares not purchased pursuant to the offer, including shares not purchased because of proration, will be returned to the tendering stockholders at Document Sciences' expense. Tendering stockholders who have shares registered in their name and who tender directly to the Depositary should not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of shares by Document Sciences. Stockholders who hold their shares through a custodian should consult their custodian to determine whether any charges will apply if the custodian tenders the shares on their behalf. Document Sciences will pay all reasonable charges and expenses incurred by U.S. Stock Transfer Corporation which has been appointed as the Depositary, and MalCon Proxy Advisors, Inc., which has been appointed the Information Agent for the offer. See "Section 10. Fees and Expenses." Any tendering stockholder who fails to complete and sign the substitute Form W-9 that is included in the Letter of Transmittal may be subject to United States federal income tax backup withholding equal to 31% of the gross proceeds payable to such stockholder pursuant to the offer. See "Section 6. Certain U.S. Federal Income Tax Consequences."

        The shares are listed and traded on the Nasdaq National Market under the symbol "DOCX." On February 15, 2001, the last full trading day prior the announcement of the offer, the last reported sales price of the shares on the Nasdaq National Market was $1.69 per share.

        STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

        STOCKHOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR SHARES.

                                    THE OFFER

1.      TERMS OF THE OFFER; EXPIRATION DATE.

        Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of such extension or amendment), Document Sciences will accept for payment, and will pay for, up to 6,000,000 shares validly tendered prior to the expiration date (as hereinafter defined) and not properly withdrawn as permitted by the terms described in "Section 5. Withdrawal Rights." The term "expiration date" means 5:00 p.m., California time, on Friday, March 23, 2001, unless and until Document Sciences, in its sole discretion, shall have extended the period during which the offer is open, in which event the term "expiration date" shall mean the latest time and date at which the offer, as so extended by Document Sciences, shall expire. If the offer is over-subscribed (which it will be unless Xerox fails to tender its shares), shares tendered before the expiration date will be subject to proration (except for "odd lots"). The proration period will expire on the expiration date.

        Document Sciences reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See "Section 12. Extension of the Offer; Termination; Amendments." There can be no assurance, however, that Document Sciences will exercise its right to extend the offer. The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See "Section 11. Certain Conditions to the Offer."

        All shares purchased pursuant to the offer will be purchased at the offer price, net to the seller, in cash. If: (a) Document Sciences (i) increases or decreases the price to be paid for shares or adds a dealer's soliciting fee,
(ii) increases the number of shares being sought and any such increase exceeds 2% of the outstanding shares, or (iii) decreases the number of shares being sought, and (b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in "Section 12. Extension of the Offer; Termination; Amendments," then the offer will be extended until the expiration of such ten business day period. For the purposes of the offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, California time.

        All shares not purchased pursuant to the offer, including shares not purchased because of proration, will be returned to the tendering stockholders at Document Sciences' expense as promptly as practicable (which, in the event of proration, is expected to be approximately seven Nasdaq National Market trading days) following the expiration date.

        If the number of shares validly tendered and not properly withdrawn before the expiration date is less than or equal to 6,000,000 shares (or such greater number of shares as Document Sciences may elect to purchase pursuant to the offer), Document Sciences, upon the terms and subject to the conditions of the offer, will purchase at the offer price all shares so tendered and not properly withdrawn.

        If the number of shares validly tendered and not properly withdrawn before the expiration date is greater than 6,000,000 shares (or such greater number of shares as Document Sciences may elect to purchase pursuant to the offer), Document Sciences, upon the terms and subject to the conditions of the offer, will accept for purchase all shares validly tendered and not properly withdrawn before the expiration date on the basis set forth below:

        First, Document Sciences will purchase all shares tendered by any "odd lot" holder (as defined below) who:

        (1) tenders all shares owned beneficially or of record by the "odd lot" holder (tenders of less than all of the shares owned by the "odd lot" holder will not qualify for this preference); and

        (2) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Second, after the purchase of all of the shares properly tendered by "odd lot" holders, subject to the conditional tender provisions described below, Document Sciences will purchase all other shares tendered on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

        Consequently, all of the shares that a stockholder tenders in the offer may not be purchased. Xerox Corporation has agreed to tender all of the Xerox Shares in the offer on the condition that in no event will we accept for payment Xerox Shares that would cause Xerox's ownership interest in Document Sciences, following completion of the offer, to be less than 19.9%. Since Xerox currently owns 6,754,500 shares (which is more than the number of shares sought in this offer), unless you are an "odd lot" holder the number of shares which you tender likely will be subject to reduction through the proration procedures described in this Offer to Purchase, and this will likely be true even if Document Sciences decides to increase the number of shares which it purchases pursuant to the offer.

        ODD LOTS. The term "odd lots" means all shares tendered by any person (an "odd lot" holder) who owned beneficially or of record an aggregate of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an "odd lot" holder must tender all shares owned by the "odd lot" holder in accordance with the procedures described in Section 4. "Odd lots" will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By tendering in the offer, an "odd lot" holder who holds shares in its name and tenders its shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable "odd lot" discounts in a sale of the holder's shares. Any "odd lot" holder wishing to tender all of the stockholder's shares pursuant to the offer should complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

        Document Sciences also reserves the right, but will not be obligated, to purchase all shares properly tendered by any stockholder who tenders any shares owned beneficially or of record, who, as a result of proration, would then own beneficially or of record an aggregate of fewer than 100 shares. If Document Sciences exercises this right, it will increase the number of shares that it is offering to purchase in the offer by the number of shares purchased through the exercise of this right.

        PRORATION. If proration of tendered shares is required (which is very likely given the agreement of Xerox to tender all its shares), Document Sciences will determine the proration factor as promptly as practicable following the expiration date. Proration for each stockholder tendering shares, other than "odd lot" holders, will be based on the ratio of the number of shares tendered by the stockholder to the total number of shares tendered by all stockholders, other than "odd lot" holders. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the "odd lot" procedure described above and the conditional tender procedure described below, Document Sciences does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until approximately seven business days after the expiration date. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date. Stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

        As discussed in Section 6, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder's decision whether to tender. Therefore, a stockholder may seek to structure the purchase of shares from the stockholder pursuant to the offer in such a manner that it will be treated as a sale of such shares by the stockholder, rather than the payment of a dividend to the stockholder, for U.S. federal income tax purposes. Accordingly, the offer provides that each stockholder may effect a "conditional tender" of shares, meaning that he or she may tender shares subject to the condition that a specified minimum number of the stockholder's shares tendered pursuant to a Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery must be purchased if any shares are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned "Conditional Tender" in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. Each stockholder is urged to consult with his or her own tax advisor to discuss the conditional tender alternative.

        Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are purchased. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any stockholder (tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery) below the minimum number specified by that stockholder, the conditional tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery and regarded as withdrawn as a result of proration will be returned as promptly as practicable after the expiration date.

        This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares whose names appear on Document Sciences' stockholder list and will be furnished, for subsequent transmittal to beneficial owners of shares, to custodians whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.      PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

        In mid-1999, our Board of Directors decided to examine Document Sciences' prospects and to explore strategic alternatives available to us with the view of maximizing stockholder value. In the fall of 1999, we engaged Merrill Lynch and publicly announced our strategic alternative review. On June 7, 2000, we announced that we had completed our strategic alternative review, and that our Board of Directors believed that our existing strategy would provide the best value for our stockholders. We also announced that while the formal process had concluded, Document Sciences would continue to look for appropriate strategic alternatives, which could include partnering and acquisition opportunities.

        Our revenues for the year ended December 31, 2000 decreased 7% from the year ended December 31, 1999, primarily due to a change in the mix of our business. See "Section 9. Certain Information Concerning Us." Our emphasis in the last year or so has been on the sale of software licenses and maintenance agreements, each of which is typically for a non-cancelable term of three years. Revenues from these licenses and agreements increased by 5% in 2000 compared to 1999, while our revenues from consulting services decreased by 41% in 2000 compared to 1999.

        On January 31, 2001, the Board of Directors formed a Special Committee of directors who were not affiliated with Xerox Corporation to handle all matters related to the offer. The members of the Special Committee are Barton Faber, Thomas Ringer, Charles Holt and John McGannon.

        Our Board of Directors and the Special Committee consider our stock to be undervalued. Also, our Board of Directors and the Special Committee have decided that we would like to reduce the ownership interest of Xerox Corporation substantially below its current level. Xerox currently own 6,754,500 shares, representing approximately 62% of our outstanding shares. This provides Xerox with effective control over all major decisions involving our company. Therefore, a principal purpose of this offer is to reduce Xerox's ownership to the point where its control will be a great deal less than it is currently. To that end, Xerox has agreed to tender all of the Xerox Shares in this offer on the condition that in no event will we accept for payment Xerox Shares that would cause Xerox's ownership interest in Document Sciences, following completion of the offer, to be less than 19.9%.

        Document Sciences currently intends to purchase at least 6,000,000 shares of its common stock in this offer, representing approximately 55% of its outstanding common stock as of February 15, 2001. Currently, our cash, cash equivalents and short-term investments total approximately $18.6 million, which is more than enough to fund the purchase of all shares in the offer and still provide sufficient working capital for our operations in the foreseeable future.

        This offer allows stockholders an opportunity to exit, subject to proration and the "odd lot" priority, at least a portion of their investment in Document Sciences on potentially more favorable terms than would otherwise be available. The offer provides stockholders with the opportunity to:

        - sell a portion of their shares while retaining a continuing equity interest in Document Sciences;

        - sell shares for cash without the usual transaction costs associated with open market sales; and

        - for "odd lot" holders who hold shares in their names and tender all their shares directly to the Depositary, and whose shares are purchased pursuant to the offer, avoid the payment of brokerage commissions and any applicable "odd lot" discounts payable on a sale of their shares in a NASDAQ transaction.

        Stockholders who determine not to accept the offer will realize a proportionate increase in their relative ownership interest in Document Sciences, and thus in our future earnings and assets, subject to our right to issue additional shares and other equity securities in the future. Stockholders may be able to sell non-tendered shares in the future on the Nasdaq National Market System or otherwise, at a net price higher than the purchase price in the offer. We can give no assurance, however, as to the price or prices at which a stockholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price paid by Document Sciences in the offer.

        In this regard, it is important to note that the public trading market in our common stock is relatively thin. Average daily trading volume over the past six months has been approximately 17,400 shares. It is certainly possible that, depending on the number of shares purchased from stockholders other than Xerox, market activity in our common stock subsequent to the offer will be even less than it has been in recent times. Also, in early January of this year we received a letter from NASDAQ indicating that we did not comply with at least one of the requirements for continued trading on the National Market System. Document Sciences had failed to maintain a minimum market value of public float of $5 million over the 30 consecutive trading days preceding January 10, 2001. For purposes of determining public float, NASDAQ does not include shares held by Xerox. While we have been able to demonstrate compliance with this requirement recently, as a result of this offer, our public float may be reduced. We will endeavor to maintain our listing on the National Market System and, if that is not possible, we will submit an application to transfer our listing to the NASDAQ SmallCap Market, where the minimum market value of public float required to be maintained is $1 million. No assurance can be made as to our ability to do so, however, and therefore no assurance can be made as to the level of market activity in our common stock in the foreseeable future.

        Our Board believes that Document Sciences' financial condition and outlook and current market conditions, including recent trading prices of our common stock, make this an attractive time to repurchase a portion of our outstanding shares. In the view of our Board, the offer is an attractive use of Document Sciences' financial resources.

        In order to further reduce Xerox's holdings in Document Sciences, we have obtained an option, exercisable beginning 11 business days after expiration of the offer, to purchase up to 2,000,000 additional shares of our common stock from Xerox at the offer price of $2.00 per share. The option to purchase the additional shares may be exercised to the extent it does not cause Xerox's ownership interest in Document Sciences, following the purchase, to be less than 19.9%. The first $2.0 million of purchase price will be represented by a promissory note bearing interest at 100 basis points over the prime rate, and with principal and accrued interest due and payable on the first anniversary of the expiration of the offer. If the purchase price exceeds $2 million, the excess will be represented by a second promissory note also bearing interest at 100 basis points over the prime rate, but with principal and accrued interest due and payable on the second anniversary of the expiration of the offer. The promissory notes are convertible, in the event of default by Document Sciences, into shares of common stock of Document Sciences equal to the amount due under each such note divided by $2.00.

        Although we have no other plans to acquire additional shares of our common stock, we may in the future purchase additional shares in the open market, in private transactions, through additional tender offers or otherwise, subject to the approval of our Board of Directors. Future purchases may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the offer. Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prohibits Document Sciences and its affiliates from purchasing any shares, other than pursuant to the offer, until at least 10 business days after the offer expires. Any future purchases by Document Sciences will depend on many factors, including:

        -       the market price of the shares;

        -       the results of this offer;

        -       Document Sciences' business and financial position; and

        -       general economic and market conditions.

        Shares that we acquire in the offer will be restored to the status of authorized but unissued shares and will be available for Document Sciences to issue without further stockholder action (except as required by applicable law or rules) for all purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit plans. We have no current plans for the issuance of shares we purchase pursuant to the offer.

        Except as disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

        - any extraordinary transaction, such as a merger, reorganization or liquidation, involving Document Sciences or any of its subsidiaries, which is material to Document Sciences and its subsidiaries, taken as a whole;

        - any purchase, sale or transfer of a material amount of assets of Document Sciences or any of its subsidiaries, taken as a whole;

        - any other material change in our corporate structure or business;

        - any class of equity securities of Document Sciences becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

        - the suspension of Document Sciences' obligation to file reports under Section 15(d) of the Exchange Act;

        - the acquisition by any person of additional securities of Document Sciences (other than through the exercise of employee stock options or purchases under our Employee Stock Purchase
                Plan), or the disposition of securities of Document Sciences; or

        - any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Document Sciences.

        The Board of Directors of Document Sciences has authorized the offer. However, neither Document Sciences nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares, and neither has authorized any person to make any recommendation. Stockholders are urged to evaluate carefully all information in the offer, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender. We have been advised that none of our directors or executive officers intends to tender any shares pursuant to the offer. See "Section 14. Interests of Directors and Officers and Principal Stockholders, Transactions and Arrangements Concerning Shares."

3.      ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

        Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Document Sciences will accept for payment, and will pay for, all shares validly tendered prior to the expiration date and not properly withdrawn, as soon as practicable after the expiration date. Subject to applicable rules of the Securities and Exchange Commission, Document Sciences expressly reserves the right to delay acceptance for payment of, or payment for, shares in order to comply in whole or in part with any other applicable law.

        In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such shares into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in "Section 4. Procedures for Tendering Shares," (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 4) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

        For purposes of the offer, Document Sciences will be deemed to have accepted for payment, and thereby purchased, shares validly tendered and not properly withdrawn as, if and when Document Sciences gives oral or written notice to the Depositary, as agent for the tendering stockholders, of Document Sciences' acceptance for payment of such shares pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for shares accepted for payment pursuant to the offer will be made by deposit of the offer price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Document Sciences and transmitting such payments to tendering stockholders whose shares have been accepted for payment. Under no circumstances will interest on the offer price for shares be paid, regardless of any delay in making such payment.

        If any tendered shares are not accepted for payment for any reason pursuant to the terms and conditions of the offer, or if certificates are submitted evidencing more shares than are tendered, certificates evidencing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of shares tendered by book-entry transfer into the Depositary's account at DTC pursuant to the procedure set forth in "Section 4. Procedures for Tendering Shares," such shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the offer.

4.      PROCEDURES FOR TENDERING SHARES

        Except as set forth below, in order for shares to be validly tendered pursuant to the offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the certificates evidencing tendered shares must be received by the Depositary at such address or such shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or prior to the expiration date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Document Sciences may enforce such agreement against such participant.

        In addition, "odd lot" holders who tender all shares must complete the section captioned "odd lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to "odd lot" holders as set forth in Section 1.

        BOOK-ENTRY TRANSFER. The Depositary will establish accounts with respect to the shares at DTC for purposes of the offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC's system may make a book-entry delivery of shares by causing DTC to transfer such shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, although delivery of shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

        SIGNATURE GUARANTEES. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"), except in cases where shares are tendered (i) by a registered holder of shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Document Sciences, proper evidence satisfactory to Document Sciences of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

        GUARANTEED DELIVERY. If a stockholder desires to tender shares pursuant to the offer and the certificates evidencing such stockholder's shares are not immediately available or such stockholder cannot deliver the certificates and all other required documents to the Depositary prior to the expiration date, or such Stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such shares may nevertheless be tendered, provided that all the following conditions are satisfied:

        (i)     such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Document Sciences, is received prior to the expiration date by the Depositary as provided below; and

        (iii) the certificates (or a Book-Entry Confirmation) evidencing all tendered shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq National Market trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq National Market and banks in New York City are open for business.

        The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Document Sciences.

        In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of the certificates evidencing such shares, or a Book-Entry Confirmation of the delivery of such shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

        THE METHOD OF DELIVERY OF CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, OR THE USE OF AN OVERNIGHT COURIER, IN EITHER CASE, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

        DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by Document Sciences in its sole discretion, which determination shall be final and binding on all parties. Document Sciences reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Document Sciences also reserves the absolute right to waive any condition of the offer or any defect or irregularity in the tender of any particular shares or any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, and Document Sciences' interpretation of the terms and conditions of the offer will be final and binding on all persons. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Document Sciences. None of Document Sciences, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

        OTHER REQUIREMENTS. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Document Sciences as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the shares tendered by such stockholder and accepted for payment by Document Sciences (and with respect to any and all other shares or other securities issued or issuable in respect of such shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered shares. Such appointment will be effective when, and only to the extent that, Document Sciences accepts such shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such shares (and such other shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Document Sciences will, with respect to the shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of Document Sciences stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Document Sciences reserves the right to require that, in order for shares to be deemed validly tendered, immediately upon Document Sciences payment for such shares, Document Sciences must be able to exercise full voting rights with respect to such shares.

        The acceptance for payment by Document Sciences of shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Document Sciences upon the terms and subject to the conditions of the offer.

        TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENTS MADE TO CERTAIN STOCKHOLDERS OF THE OFFER PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER ("TIN") AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH STOCKHOLDER. SEE INSTRUCTION 10 OF THE LETTER OF TRANSMITTAL. NON-UNITED STATES HOLDERS MUST SUBMIT A COMPLETED FORM W-8 TO AVOID BACKUP WITHHOLDING. SEE INSTRUCTIONS 10 AND 11 OF THE LETTER OF TRANSMITTAL. THESE FORMS MAY BE OBTAINED FROM THE DEPOSITARY.

5.      WITHDRAWAL RIGHTS.

        Tenders of shares made pursuant to the offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration date and, unless theretofore accepted for payment by Document Sciences pursuant to the offer, may also be withdrawn at any time after 12:00 midnight, California time, on Friday, April 13, 2001. If Document Sciences extends the offer, is delayed in its acceptance for payment of shares or is unable to accept shares for payment pursuant to the offer for any reason, then, without prejudice to Document Sciences' rights under the offer, the Depositary may, nevertheless, on behalf of Document Sciences, retain tendered shares, and such shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 5.

        For a withdrawal to be effective and proper, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of such shares, if different from that of the person who tendered such shares. If certificates evidencing shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such shares have been tendered for the account of an Eligible Institution. If shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "Section 4. Procedures for Tendering Shares," any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares or must otherwise comply with DTC's procedures.

        Withdrawals of tenders of shares may not be rescinded, and shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. However, withdrawn shares may be retendered by again following the procedures described in "Section 4. Procedures for Tendering Shares," at any time prior to the expiration date.

        All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Document Sciences, in its sole discretion, whose determination will be final and binding. None of Document Sciences, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

6.      CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.

        The following is a general summary of the material U.S. federal income tax consequences of the sale of shares pursuant to the offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to a particular stockholder in light of the stockholder's particular circumstances. Some stockholders, such as holders who acquired their securities through the exercise of options, insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities or currencies, persons that hold shares as a position in a "straddle" or as part of a "hedge," "conversion transaction" or other integrated investment, persons who received shares as compensation or persons whose functional currency is other than the U.S. dollar, may be subject to different rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a stockholder's decision to tender shares pursuant to the offer. This summary assumes shares are held as capital assets within the meaning of Section 1221 of the Code. For purposes of this summary a "U.S. Holder" means a beneficial holder of the securities who, for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the United States or of any political subdivision thereof,
(iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

        EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

        TAX CONSEQUENCES OF THE OFFER--DISTRIBUTION VS. SALE TREATMENT. Document Sciences' purchase of shares from a stockholder pursuant to the offer will be treated by the stockholder either as a sale of the shares or as a distribution by Document Sciences. The purchase will be treated as a sale if the stockholder meets any of the three tests discussed below. It will be treated as a distribution if the stockholder satisfies none of the three tests discussed below.

        If the purchase of shares from a particular stockholder is treated as a sale, the stockholder will recognize gain or loss on the exchange in an amount equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the shares sold. The gain or loss will be capital gain or loss and will be long-term capital gain or loss if the shares were held more than one year. A stockholder must calculate gain or loss separately for each block of shares that he or she owns. A stockholder may be able to designate which blocks and the order of such blocks of shares to be tendered pursuant to the offer.

        If the purchase of shares from a particular stockholder is treated as a distribution by Document Sciences, the full amount of cash received by the particular stockholder for the shares (without being offset by its tax basis in the purchased shares) will be treated as a dividend and taxed to the stockholder as ordinary income to the extent that Document Sciences' current and accumulated earnings and profits would be allocable to the distribution. In addition, the tax basis of the stockholder's sold shares will be added to the tax basis of the remaining shares. To the extent, if any, payments made by Document Sciences exceed its earnings and profits, a tendering stockholder will receive its share of such excess tax-free to the extent of its basis in its shares and then as capital gain.

        DETERMINATION OF SALE OR DISTRIBUTION TREATMENT. Document Sciences' purchase of shares pursuant to the offer will be treated as a sale of the shares by a stockholder if:

        (a) the purchase completely terminates the stockholder's equity interest in Document Sciences;

        (b) the receipt of cash by the stockholder is "not essentially equivalent to a dividend;" or

        (c) as a result of the purchase there is a "substantially disproportionate" reduction in the stockholder's equity interest in Document Sciences.

        If none of these tests is met with respect to a particular stockholder, then Document Sciences' purchase of shares pursuant to the offer will be treated as a distribution.

        In applying the foregoing tests, the constructive ownership rules of
Section 318 of the Code apply. Thus, a stockholder is treated as owning not only shares actually owned by the stockholder but also shares actually (and in some cases constructively) owned by others. Pursuant to the constructive ownership rules, a stockholder will be considered to own shares owned, directly or indirectly, by certain members of the stockholder's family and certain entities (such as corporations, partnerships, trusts and estates) in which the stockholder has an equity interest, as well as shares which the stockholder has an option to purchase.

        It may be possible for a tendering stockholder to satisfy one of the above three tests by contemporaneously selling or otherwise disposing of all or some of the shares that such stockholder actually or constructively owns that are not purchased pursuant to the offer. Correspondingly, a tendering stockholder may not be able to satisfy one of the above three tests because of contemporaneous acquisitions of shares by such stockholder or a related party whose shares would be attributed to such stockholder. Stockholders should consult their tax advisors regarding the tax consequences of such sales or acquisitions in their particular circumstances.

        COMPLETE TERMINATION. A sale of shares pursuant to the offer will be deemed to result in a "complete termination" of the stockholder's interest in Document Sciences if, immediately after the sale, either:

        (a)     the stockholder owns, actually and constructively, no shares; or

        (b) the stockholder actually owns no shares and constructively owns only shares as to which the stockholder is eligible to waive, and does effectively waive, constructive ownership under the procedures described in Section 302(c)(2) of the Code. If a stockholder desires to file such a waiver, the stockholder should consult his or her own tax advisor.

NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND. A sale of shares pursuant to the offer will be treated as "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the selling stockholder's proportionate interest in Document Sciences. Whether a stockholder meets this test will depend on relevant facts and circumstances. The Internal Revenue Service (the "IRS") has held in a published ruling that, under the particular facts of that ruling, a 3.3% reduction in the percentage stock ownership of a stockholder constituted a "meaningful reduction" when the stockholder owned 0.0001118% of the publicly held corporation's stock before a redemption, owned 0.0001081% of the corporation's stock after the redemption and did not exercise any control over corporate affairs. In that ruling, the IRS applied the meaningful reduction standard to the following three important rights attributable to stock ownership:

        (a)     the right to vote;

        (b) the right to participate in current earnings and accumulated surplus; and

        (c)     the right to share in net assets on liquidation.

        In measuring the change, if any, in a stockholder's proportionate interest in Document Sciences, the meaningful reduction test is applied by taking into account all shares that Document Sciences purchases pursuant to the offer, including shares purchased from other stockholders.

        If, taking into account the constructive ownership rules of Section 318 of the Code, a stockholder owns shares that constitute only a minimal interest in Document Sciences and does not exercise any control over the affairs of Document Sciences, any reduction in the stockholder's percentage interest in all of the three rights described in the preceding sentence should be a "meaningful reduction." Such selling stockholder should, under these circumstances, be entitled to treat his or her sale of shares pursuant to the offer as a sale for U.S. federal income tax purposes.

        SUBSTANTIALLY DISPROPORTIONATE. Under Section 302(b)(2) of the Code a sale of shares pursuant to the offer, in general, will be "substantially disproportionate" as to a stockholder if, immediately after the sale, (i) the stockholder owns less than 50% of the total combined voting power of all classes of stock entitled to vote, and (ii) the percentage of the outstanding shares that the stockholder then actually and constructively owns (treating as not outstanding all shares purchased by Document Sciences pursuant to the offer from the particular stockholder and all other stockholders) is less than 80% of the percentage of the outstanding shares that the stockholder actually and constructively owned immediately before its sale of shares (treating as outstanding all shares purchased by Document Sciences pursuant to the offer from the particular stockholder and all other stockholders).

        Document Sciences cannot predict whether there will be sale or distribution treatment. Given Xerox's intention to tender all of its shares, the offer is virtually certain to be oversubscribed. Therefore, the proration of tenders pursuant to the offer will cause Document Sciences to accept from each stockholder fewer shares than are tendered by such stockholder. Consequently, Document Sciences can give no assurance that a sufficient number of any individual stockholder's shares will be purchased pursuant to the offer to ensure that such purchase will be treated as a sale or exchange, rather than as a distribution, for U.S. federal income tax purposes pursuant to the rules discussed above.

        CONSEQUENCES TO STOCKHOLDERS WHO DO NOT SELL SHARES PURSUANT TO THE OFFER. Stockholders who do not sell shares pursuant to the offer will not incur any tax liability as a result of the consummation of the offer.

        TAXATION OF NON-US HOLDERS. As a general matter, non-U.S. stockholders will not be subject to U.S. taxation. The rules governing U.S. federal income taxation of the receipt by non-U.S. stockholders of cash pursuant to the offer, however, are complex and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, non-U.S. stockholders should consult their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to the receipt of cash pursuant to the offer.

        BACKUP FEDERAL INCOME TAX WITHHOLDING. Payments in connection with the offer may be subject to "backup withholding" at a 31% rate. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to a payment of cash pursuant to the offer unless the stockholder (a) is a corporation or comes within certain other exempt categories (including financial institutions, tax-exempt organizations and non-U.S. stockholders) and, when required, demonstrates this fact or (b) provides a TIN, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide the Depositary with a correct TIN may also be subject to penalties imposed by the IRS.

        To prevent backup withholding and possible penalties, each stockholder should complete the substitute IRS Form W-9 included in the Letter of Transmittal. In order to qualify for an exemption from backup withholding, a non-U.S. stockholder must submit a properly executed IRS Form W-8 to the Depositary. Any amount paid as backup withholding will be creditable against the stockholder's U.S. federal income tax liability.

        TAX CONSEQUENCES OF TENDERING SHARES PURCHASED IN THE EMPLOYEE STOCK PURCHASE Program. If a participant in an option plan organized pursuant to
Section 423 of the Code (a "Section 423 Plan") sells shares more than two years after the date on which the option to purchase the shares was granted and more than one year after the purchase of the shares (the holding period), a portion of the participant's gain will be ordinary income and a portion will be capital gain. The participant will be taxed at ordinary income tax rates on the excess of the value of the shares when the option was granted over the purchase price, or, if less, the entire gain on the sale. The participant will have additional capital gain or loss equal to the difference, if any, between the proceeds of the sale and the participant's basis in the shares (the purchase price plus any ordinary income realized). The capital gain rate will depend on how long the stock is held by the participant. If a participant in a Section 423 Plan, such as our Employee Stock Purchase Plan, sells shares before the expiration of the holding period, the participant generally will be taxed at ordinary income tax rates to the extent that the value of the shares when the shares were purchased exceeded the purchase price. We will be entitled to a corresponding deduction. The participant will have additional capital gain or loss on the difference between the proceeds of the sale and the participant's basis in the shares (the purchase price plus any ordinary income realized). The capital gain rate will depend on how long the stock is held by the participant.

        This description of the federal tax consequences of tendering by participants in the Employee Stock Purchase Plan does not purport to be a complete description. There may be different tax consequences under certain circumstances, and there may be state and local tax consequences. You should seek competent professional tax advice.

        ALL STOCKHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF EXCHANGING SHARES FOR CASH PURSUANT TO THE OFFER IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

7.      PRICE RANGE OF SHARES; DIVIDENDS.

        Our shares are listed for trading on the Nasdaq National Market under the symbol "DOCX." They began trading in September 1996 following our initial public offering. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share as reported on the Nasdaq National Market. We have never paid any cash dividends on our common stock and have no current intention of doing so for the foreseeable future.

                                                          HIGH          LOW
                                                        --------      --------
1998
  First Quarter ..................................      $   5.19      $   2.88
  Second Quarter .................................      $   4.38      $   2.69
  Third Quarter ..................................      $   3.19      $   1.56
  Fourth quarter .................................      $   2.88      $   1.25
1999
  First Quarter ..................................      $   2.88      $   1.63
  Second Quarter .................................      $   2.25      $   1.25
  Third Quarter ..................................      $   2.25      $   1.69
  Fourth Quarter .................................      $   4.22      $   1.31
2000
  First Quarter ..................................      $   6.25      $   2.94
  Second Quarter .................................      $   4.34      $   2.06
  Third Quarter ..................................      $   2.50      $   1.34
  Fourth Quarter .................................      $   1.50      $   0.59
2001
  First Quarter (through February 12, 2001) ......      $   1.57      $   0.75

        On February 15, 2001, the last full trading day before the announcement of the offer, the last reported sales price of the shares as reported on the Nasdaq National Market was $1.69. We urge stockholders to obtain current market quotations for the shares.

8.      SOURCE AND AMOUNT OF FUNDS.

        Assuming we purchase all shares pursuant to this offer at the offer price of $2.00 per share, we expect the maximum aggregate cost, including all fees and expenses applicable to the offer, will be approximately $12.2 million. We will fund the offer through existing cash balances and short-term investments which totaled approximately $18.6 million at December 31, 2000.

9.      CERTAIN INFORMATION CONCERNING US

        Document Sciences develops, markets and supports a family of document automation software used in high volume print and/or transactional electronic publishing applications. Document automation has become increasingly important as more companies realize the benefits of producing individually customized documents that require the precise layout of regulated content, personal financial data, and in-context 1to1 marketing information. Our document automation software, the Document Sciences Autograph family of products, enables personalized publishing solutions for many industries including insurance, managed healthcare, financial services, commercial print services, government, telecommunications and manufacturing. Our products facilitate an important form of communication between organizations and their customers by employing enterprise database assets to produce high-quality personalized documents that are ready to print on demand, email, and/or distribute over the web using HTML or Adobe PDF technology. Document Sciences Autograph is licensed to approximately 600 customers worldwide who are collectively producing an estimated one billion customized pages per month. Our highly portable Document Sciences Autograph software platform enables cost-effective, just-in-time, on demand, high volume or transactional publishing that is high quality and fully automated. Our software products are used across a wide array of computing environments from client/server PC and Unix configurations to large mainframe computer systems.


        Document Sciences is headquartered at 6339 Paseo del Lago, Carlsbad, CA 92009. Its telephone number is (760) 602-1400.

Our net income for the year ended December 31, 2000 was $0.5 million, or $0.05 per share based on 11,153,893 diluted shares outstanding. Our net income for the year ended December 31, 1999 was $2.1 million, or

$0.20 per share based on 10,816,948 diluted shares outstanding. Revenues for the year ended December 31, 2000, were $22.6 million as compared with $24.3 million for the year ended December 31, 1999. Document Sciences was profitable during the quarter ended December 31, 2000. Net income for the quarter was $0.7 million, $0.07 per share based on 10,873,750 diluted shares outstanding, as compared with net income of $1.2 million, or $0.11 per share based on 11,011,053 diluted shares outstanding, for the quarter ended December 31, 1999. However, revenues for the quarter ended December 31, 2000 decreased to $6.7 million from $7.3 million for the quarter ended December 31, 1999.

        WHERE YOU CAN FIND MORE INFORMATION. We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the Securities and Exchange Commission. We also have filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission that includes additional information relating to the offer. These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of this material may also be obtained by mail, upon payment of the Securities and Exchange Commission's customary charges, from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

        INCORPORATION BY REFERENCE. The rules of the Securities and Exchange Commission allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents contain important information about us.

SECURITIES AND EXCHANGE COMMISSION FILINGS (FILE NO. 0-20981)          PERIOD OR DATE FILED
-------------------------------------------------------------      ----------------------------
Annual Report on Form 10-K                                         Year ended December 31, 1999


Quarterly Reports on Form 10-Q                                     Quarter ended March 31, 2000
                                                                   Quarter ended June 30, 2000
                                                                   Quarter ended September 30,
                                                                   2000

Current Reports on Form 8-K                                        None


        We incorporate by reference these documents and any additional documents that we may file with the Securities and Exchange Commission between the date of this offer and the date of expiration of withdrawal rights. Those documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

        You can obtain any of the documents incorporated by reference in this document from us or from the Securities and Exchange Commission's web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You can obtain documents incorporated by reference in this Offer to Purchase by requesting them in writing or by telephone from us at 6339 Paseo del Lago, Carlsbad, CA 92009, telephone: (760) 602-1400. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

10.     FEES AND EXPENSES.

        Except as set forth below, Document Sciences will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer.

        Document Sciences has retained MalCon Proxy Advisors, Inc. as the Information Agent, and U.S. Stock Transfer Corporation, as the Depositary, in connection with the offer. The Information Agent may contact holders of shares by mail, telephone, facsimile, telegraph and personal interview and may request custodians to forward materials relating to the offer to beneficial owners.

        As compensation for acting as Information Agent in connection with the offer, MalCon Proxy Advisors, Inc. will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the offer, including certain liabilities under the federal securities laws. Document Sciences will pay the Depositary reasonable and customary compensation for their services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Custodians will be reimbursed by Document Sciences for customary handling and mailing expenses incurred by them in forwarding material to their customers.

11.     CERTAIN CONDITIONS TO THE OFFER.

        Notwithstanding any other provision of the offer, and in addition to (and not in limitation of) Document Sciences right to extend, amend or terminate the offer as set forth in Section 12, Document Sciences shall not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase and the payment for shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if, at any time on or after February 16, 2001 and before the expiration of the offer, any of the following events shall have occurred (or shall have been determined by Document Sciences to have occurred) that, in Document Sciences' sole judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by Document Sciences, makes it inadvisable to proceed with the offer or the acceptance for payment:

                (a) there shall be threatened or pending any suit, action or proceeding before any court, agency, authority or other tribunal by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign (the "Governmental Entity") (i) challenging the acquisition by Document Sciences of any shares, or seeking to restrain or prohibit the making or consummation by Document Sciences of the offer or otherwise relating to the offer, or
        (ii) which otherwise is reasonably likely to have a material adverse effect on Document Sciences;

                (b) any statute, rule, regulation, legislation, judgment, order or injunction shall be threatened, proposed, sought, enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval withheld with respect to, (i) Document Sciences or any of its subsidiaries or otherwise relates in any manner to the offer or (ii) the offer, in each of the cases of clauses
        (i) and (ii), by any Governmental Entity that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

                (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or the Nasdaq National Market for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchange or market not related to market conditions), (ii) any suspension of, or material limitation on, the markets for United States currency exchange rates, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that would reasonably be expected to materially adversely affect, the extension of credit by United States banks or other United States lending institutions, (v) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States that would reasonably be expected to have a material adverse effect on the financial markets in the United States, (vi) any significant decrease in the market price of the shares,

        (vii) any decline in either the Dow Jones Industrial Average, the Nasdaq Composite Index or the S&P 500 Composite Index by an amount in excess of 15% measured from the close of business on February 16, 2001, or (viii) in the case of any of the foregoing existing on the date of this Offer to Purchase, a material acceleration or worsening thereof;

                (d) any tender or exchange offer with respect to the shares (other than the offer), or any merger, acquisition, business combination or other similar transaction with or involving Document Sciences or any subsidiary, shall have been proposed, announced or made by any person or entity;

                (e) any change shall occur or be threatened in, or any adverse development shall arise concerning, the business, condition (financial or otherwise), income, operations or prospects of Document Sciences and its subsidiaries, taken as a whole, in any case (individually or in the aggregate) which, in the reasonable judgment of Document Sciences, is or may be materially adverse to Document Sciences or affects the anticipated benefits to Document Sciences of acquiring shares pursuant to the offer; or

                (f) (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares (other than a person, entity or group which had publicly disclosed such ownership in a Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission prior to February 16, 2001), (ii) any new group shall have been formed which beneficially owns more than 5% of the outstanding shares; or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire Document Sciences or any of its subsidiaries or any of their respective assets or securities;

which, in the sole judgment of Document Sciences, in any such case, makes it inadvisable to proceed with such acceptance for payment or payment.

        The foregoing conditions are for the sole benefit of Document Sciences and may be asserted by Document Sciences or may be waived by Document Sciences in whole or in part at any time and from time to time in its exclusive judgment. The failure by Document Sciences at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

12.     EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS.

        Document Sciences expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the offer is open by making a public announcement thereof. There can be no assurance, however, that Document Sciences will exercise its right to extend the offer. During any such extension, all shares previously tendered will remain subject to the offer, except to the extent that such shares may be withdrawn as set forth in Section 5. Document Sciences also expressly reserves the right, in its sole discretion, (i) to terminate the offer and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires Document Sciences either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the offer, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 11 hereof, by making a public announcement of such termination and (ii) at any time, or from time to time, regardless of the existence of any of the conditions specified in Section 11, to amend the offer in any respect. Amendments to the offer may be effected by public announcement. Without limiting the manner in which Document Sciences may choose to make a public announcement of any extension, termination or amendment, Document Sciences shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones news service, except in the case of an announcement of an extension of the offer, in which case Document Sciences shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which shall be issued no later than 9:00 a.m., California time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the shares in this offer or in documents furnished subsequent thereto will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) under the Exchange Act.

        If Document Sciences materially changes the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, Document Sciences will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Securities and Exchange Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such material change is first published, sent or given. If: (a) Document Sciences (i) increases or decreases the price to be paid for shares or adds a dealer's soliciting fee, (ii) increases the number of shares being sought and any such increase exceeds 2% of the outstanding shares, or (iii) decreases the number of shares being sought, and (b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified above, the offer will be extended until the expiration of such ten business day period.

13.     CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

        To the best knowledge of Document Sciences there is no license or regulatory permit that appears to be material to the business of Document Sciences and that might be adversely affected by Document Sciences' acquisition of shares pursuant to the offer, or any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of shares by Document Sciences pursuant to the offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought. While Document Sciences does not currently intend to delay acceptance for payment of shares tendered pursuant to the offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to Document Sciences' business or that certain parts of Document Sciences' business would not have to be disposed of in the event that such approval were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

14. INTERESTS OF DIRECTORS AND OFFICERS AND PRINCIPAL STOCKHOLDERS, TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

        As of February 15, 2001, there were 10,858,234 shares issued and outstanding. The 6,000,000 shares which Document Sciences is offering to purchase in the offer represent approximately 55% of the shares outstanding as of February 15, 2001. The following table provides information as of February 15, 2001 about the beneficial ownership of common stock by each of our directors and executive officers. To the best of our knowledge, each such person has sole voting and investment power over the shares shown in this table, except as otherwise indicated.


                                                                               SHARES BENEFICIALLY
                                                                                    OWNED (1)
   NAME AND ADDRESS OF DIRECTORS, EXECUTIVE OFFICERS, AND PRINCIPAL         ------------------------
                           STOCKHOLDERS (2)                                   NUMBER        PERCENT
----------------------------------------------------------------------      ---------      ---------
PRINCIPAL STOCKHOLDER
  Xerox Corporation ..................................................      6,754,500           62.2%
DIRECTORS
  Barton L. Faber (3) ................................................        251,874            2.3%
  Thomas L. Ringer (4) ...............................................        165,258            1.5%
  Charles P. Holt (5) ................................................          6,563              *
  Colin J. O'Brien ...................................................         10,000              *
  Brian E. Stern (6) .................................................      6,754,500           62.2%
  John L. McGannon (7) ...............................................         46,667              *
OFFICERS
  Daniel J. Fregeau (8) ..............................................        164,714            1.5%
  J. Douglas Pike (9) ................................................         21,011              *
All directors and executive officers as a group (8 persons) (10) .....      7,420,586           65.2%

--------
* Less than 1%.

        (1) The percentages shown with respect to any identified individual or group other than the entity listed under Principal Stockholder are calculated by dividing: (i) the sum of (a) the number of shares of common stock beneficially owned as of February 15, 2001 plus (b) the number of shares of common stock that may be acquired through the exercise of stock options or other rights on or before April 16, 2001 ("currently exercisable options") by (ii) the sum of 10,858,234 shares of common stock outstanding on February 15, 2001 plus the amount referenced in clause (i)(b).

        (2) The address of each of the directors and executive officers listed above is c/o Document Sciences Corporation, 6339 Paseo del Lago, Carlsbad, California 92009. The address for Xerox Corporation is 800 Long Ridge Road, Stamford, Connecticut 06904.

        (3) Includes 221,874 shares of common stock subject to currently exercisable options.

        (4) Pursuant to a trust, Mr. Ringer and his spouse share voting and investment powers as co-trustees with respect to 46,820 shares of common stock. Includes 118,438 shares of common stock subject to currently exercisable options.

        (5) Includes 6,563 shares of common stock subject to currently exercisable options.

        (6) Mr. Stern is a director of Document Sciences, a Senior Vice President of Xerox and President of Xerox Technology Enterprises. Mr. Stern disclaims beneficial ownership of the 6,754,500 shares held by Xerox.

        (7) Includes 46,667 shares of common stock subject to currently exercisable options.

        (8) Includes 108,464 shares of common stock subject to currently exercisable options.

        (9) Includes 18,261 shares of common stock subject to currently exercisable options.

        (10) Includes 520,266 shares of common stock subject to currently exercisable options.

        Directors and officers of Document Sciences may participate in the offer on the same basis as our other stockholders; but each of the individuals in the above table has indicated that he or she does not intend to tender any shares pursuant to the offer.

        Xerox Corporation, our majority stockholder, which beneficially owns 6,754,500 shares, has agreed to tender in the offer all the Xerox Shares on the condition that in no event will we accept for payment Xerox Shares that would cause Xerox's ownership interest in Document Sciences, following completion of the offer, to be less than 19.9%. In order to further reduce Xerox's holdings in Document Sciences, we have obtained an option, exercisable beginning 11 business days after expiration of the offer, to purchase up to 2,000,000 additional shares of our common stock from Xerox at the offer price of $2.00 per share. The option to purchase the additional shares may be exercised to the extent it does not cause Xerox's ownership interest in Document Sciences, following the purchase, to be less than 19.9%. The first $2.0 million of purchase price will be represented by a promissory note bearing interest at 100 basis points over the prime rate, and with principal and accrued interest due and payable on the first anniversary of the expiration of the offer. If the purchase price exceeds $2 million, the excess will be represented by a second promissory note also bearing interest at 100 basis points over the prime rate, but with principal and accrued interest due and payable on the second anniversary of the expiration of the offer.

        Assuming 6,000,000 shares are purchased by Document Sciences in the offer, and Document Sciences fully exercises the option to acquire another 2,000,000 shares from Xerox, Document Sciences officers' and directors' aggregate percentage ownership of outstanding shares (excluding any shares, the beneficial ownership of which is attributable to Brian C. Stern, solely by virtue of his position as a director of Xerox) would increase from 5.9% to 19.7% as a result of the offer and the option.

        On January 31, 2001, J. Douglas Pike received options to purchase 10,000 shares of our common stock at an exercise price of $1.38 per share in connection with his promotion to Vice President--Sales. On February 12, 2001, John L. McGannon received options to purchase 150,000 shares of our common stock in connection with his promotion to Chief Executive Officer and Dan Fregeau received options to purchase 50,000 shares of our common stock in connection with his promotion to Executive Vice President, all at an exercise price of $1.47 per share. All of these stock options were issued under the Document Sciences 1995 Stock Option Plan, the exercise price was equal to fair market value on the date of grant, and the options vest 25% on the first anniversary of the grant with the remainder vesting monthly in equal amounts over the following three years. With the exception of these option grants, neither Document Sciences, nor, to the best of our knowledge, any of Document Sciences directors or executive officers, nor any affiliates of the foregoing, had any other transactions involving the shares during the 60 business days prior to the date of the offer.

        Except for outstanding options to purchase shares granted to certain of Document Sciences' employees (including executive officers) and routine purchase through our Employee Stock Purchase Plan, and except as otherwise described herein, neither Document Sciences nor, to the best of our knowledge, any of our affiliates, directors or officers or any of the officers or directors of our affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any Document Sciences securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or other option arrangements, puts or calls, guaranties of loan, guaranties against loss or the giving or withholding of any proxies, consents or authorizations).

15.     MISCELLANEOUS.

        The offer is being made to all holders of shares. Document Sciences is not aware of any jurisdiction where the making of the offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Document Sciences becomes aware of any valid state statute prohibiting the making of the offer or the acceptance of shares pursuant thereto, Document Sciences will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the offer. If, after such good faith effort, Document Sciences cannot comply with any such state statute, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such state. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on behalf of Document Sciences by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF DOCUMENT SCIENCES NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

        Document Sciences has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the offer. Such Schedule and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Securities and Exchange Commission in the manner set forth in "Section 9. Certain Information Concerning Us" (except that they will not be available at the regional offices of the Securities and Exchange Commission).

February 16, 2001



                                                   DOCUMENT SCIENCES CORPORATION

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for shares should be sent or delivered by each stockholder of Document Sciences or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the offer is:

                         U.S. STOCK TRANSFER CORPORATION


By Registered or Certified Mail:        By Overnight Courier:                By Hand:

      U.S. STOCK TRANSFER               U.S. STOCK TRANSFER             U.S. STOCK TRANSFER
         CORPORATION                       CORPORATION                     CORPORATION
      1745 GARDENA AVENUE               1745 GARDENA AVENUE             1745 GARDENA AVENUE
       GLENDALE, CA 91204               GLENDALE, CA 91204              GLENDALE, CA 91204

   BY FACSIMILE TRANSMISSION:           BY CONFIRMATION RECEIPT OF FACSIMILE TRANSMISSION:
(FOR ELIGIBLE INSTITUTIONS ONLY)                       (BY TELEPHONE ONLY)
         (818) 502-0674                                   (818) 502-1404

        Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Depositary. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the offer.

                     The Information Agent for the offer is:

                           MALCON PROXY ADVISORS, INC.
                               130 William Street
                                    4th Floor
                               New York, NY 10038
                  Banks and Brokers call collect (212) 619-4565
                    All others call Toll Free (800) 475-9320


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